FEMSA to control 100% of OXXO Brazil

Monterrey, Mexico, September 4, 2025 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) today announced it has entered into definitive agreements with Raízen, S.A. (“Raízen”) to amicably terminate their joint venture in Brazil known as “Grupo Nós” that includes OXXO proximity stores and Shell Select convenience stores, allowing both companies to focus on their respective business‘ strategies. Under the terms of the agreement, FEMSA will retain all the OXXO stores in Brazil, as well as the distribution center located in Cajamar, São Paulo, while Raízen will retain all the Shell Select convenience stores. All other assets and liabilities will be allocated between Raízen and FEMSA as agreed in the definitive agreements. The transaction will be cash-neutral for both parties, with FEMSA assuming the existing and outstanding debt of Grupo Nós as of closing.

OXXO Brazil is a top strategic priority within FEMSA’s retail business strategy. The country’s large market size, highly fragmented retail landscape, and strong product-market fit with the OXXO value proposition present a significant growth opportunity. FEMSA aims to build a scalable, profitable business by focusing on accelerated store expansion, adapting the OXXO format to local consumer needs, and driving long-term return on invested capital through sustained top-line growth and operational efficiency.

Since entering Brazil, FEMSA has tailored OXXO’s offering to meet local consumer preferences, introducing the concept of a stand-alone proximity store to a market still dominated by traditional trade. This approach leverages the low penetration of modern convenience formats to bring standardized, modern retail experiences to Brazilian consumers.

“We greatly appreciate our collaboration with Raízen, which has been instrumental in establishing OXXO’s presence in Brazil,” said Jose Antonio Fernandez Garza, CEO of FEMSA Retail. “As we take the next step toward operating independently, we remain fully committed to strengthening and expanding OXXO in this vibrant market. Brazil continues to be a key focus in FEMSA’s long-term growth strategy.”

Completion of the separation of the OXXO stores and the Shell Select convenience stores is subject to regulatory approvals and other customary conditions and is expected to close in the coming months.

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About FEMSA
FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Spin, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Bestin-Class World Index & Dow Jones Best-in-Class MILA Pacific Alliance Index, both from S&P Global; FTSE4Good Emerging Index; MSCI EM Latin America ESG Leaders Index; S&P/BMV Total México ESG, among other indexes.

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